UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Lima, June 19, 2020

Re: Call for virtual Annual Shareholders’ Meeting

Dear Sirs:

Further to our prior communication dated March 30,2020, regarding the postponement of Compañía De Minas Buenaventura S.A.A.’s (the “Company”) mandatory Annual Shareholders’ Meeting which was originally scheduled to take place on March 31, 2020 (the “Original Meeting”), we inform you that on June 17, 2020, in compliance with the provisions of Emergency Decree (Decreto de Urgencia) No. 056-2020, the Company’s board of directors decided to (i) cancel the call for the Original Meeting, and (ii) convene a Virtual Annual Shareholders’ Meeting to be held on July 15, 2020, at 10:00 hours, on its first call, July 20, 2020, on its second call and July 23, 2020, on its third call. A translation of the call notice and the agenda for the Virtual Annual Shareholders’ Meeting are attached as Exhibit 99.1 hereto.

Yours faithfully,

Leandro García Raggio

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Call for virtual annual shareholders’ meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: June 19, 2020	By:	/s/ LEANDRO GARCÍA RAGGIO
	Name:	Leandro García Raggio
	Title:	Market Relations Officer